ORPC Investment Opportunity Summary

March 2019



Improving people's lives, and their environment, through sustainable energy solutions

Legal Disclaimers

This Confidential Investor Presentation (this "Presentation") is being provided to the addressee for informational purposes only and may not be distributed by the addressee to any individual or entity without the prior approval from Ocean Renewable Power Company, Inc. ("ORPC"). Any reproduction of this Presentation, in whole or in part, or the divulgence of any of its contents, without prior written consent of ORPC is prohibited. The information set forth in this Presentation is confidential and proprietary to ORPC.

This Presentation shall not constitute an offer to sell, or a solicitation of any offer to buy, any securities described or referenced herein in any jurisdiction in which such offer or solicitation is not authorized and, in particular, shall not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States of America or to or for the benefit of any United States persons. Any such offer to sell, or solicitation of an offer to buy, will be made only to accredited investors (as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act")) by delivery at the time of such offer or solicitation of offering documents which will contain such information as is necessary and appropriate to lawfully permit such offer or solicitation in compliance with applicable securities laws, including without limitation the Securities Act and state securities laws.

<u>Forward Looking Statements</u>

This Presentation contains forward-looking statements about ORPC, including statements relating to management's current objectives and plans, future economic performance, and industry and market trends and conditions. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those described herein. These risks and uncertainties include, among other: economic, business and political conditions in the United States and abroad; intensity of competition; changes in customer demand; costs and results of future capital expenditures and financing efforts; changes in applicable federal, state and local laws and regulations; innovations and changes in technology; risks that closing of the transaction to raise capital is substantially delayed or does not occur at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. ORPC does not assume any obligation to update the information contained in this Presentation.



Compelling Investment Opportunity

Global Market Opportunity

- Strong worldwide demand for renewable energy coupled with shift from large utility grids to renewable powered microgrids
- Estimated Total Addressable Market of 433GW
- 46GW estimated immediate addressable market

High Value Solution

- Proven, patented marine renewable energy (MRE) technology
- Predictable, affordable, no-carbon energy from local water currents
- Minimal environmental, viewshed, navigation or land use impacts
- Key element of community sustainability solution
- First-to-market opportunity with limited competition

Very Attractive Investment

- Scalable business with steep revenue growth potential
- Motivated, seasoned management team
- Attractive valuation and potential exit opportunities in 5-7 years



ORPC Power Systems

- **Built around ORPC's proprietary and proven core technology, the turbine generator unit or "TGU"**

- **Highly adaptable, modular TGU adapted for river and tidal applications.**

TidGen®8

Diver

TidGen®4

RivGen®

Shown in relative scale



Estimated Total Addressable Market



433 GW
Theoretical

103 GW
Extractable

46 GW
Today

Theoretical 433 GW
- River 183 GW
- Tidal 238 GW
- Ocean Current 12 GW

Extractable 103 GW
(assumes 5% to 50% of theoretical can be extracted)
- River 41 GW
- Tidal 55 GW
- Ocean Current 6 GW

Addressable Today 46 GW
(considers existing demand)
- River 2 GW
- Tidal 37 GW
- Ocean Current 6 GW

46 GW (46,000 MW) represents $478 billion ORPC revenue potential



Estimated 46 GW Addressable Market Today

Today's Addressable Market (GW) by Price Point

- 50
- 45 — 23.8, 46.0
- 40
- 35
- 30
- 25 — 20.7
- 20
- 15
- 10
- 5
- 1.5 *
- -

$0.30-$1.30/kWh | $0.20- $0.30/kWh | Below $0.20/kWh | Total

Today's Addressable Market (GW) by Region

- 11.0
- 2.5
- 18.6
- 13.7

- ■ North America
- ■ South America
- ■ Europe
- ■ Asia and Southeast Asia

* 1.5 GW represents nearly $16 billion of ORPC revenue potential.



Immediate Market in Islanded Communities

Estimated Addressable Market Today (MW) in North American Islanded Communities, by Price of Electricity

Addressable Market Size (MW)

	Above $1.00/kWh	$0.80 – $0.99/kWh	$0.60 – $0.79/kWh	$0.40 – $0.59/kWh	$0.20 – $0.39/kWh	Total
MW	22	150	330	755	356	1,613

Market above $0.80/kWh represents $1.8 billion of ORPC revenue potential.



Contributing to a Carbon-free future

- Assuming 100% capture of today's addressable market, ORPC estimates its power systems would significantly reduce global carbon emissions, offsetting a cumulative total of 1.6 billion metric tons of carbon dioxide equivalents by 2050.

- Achieving these reductions between now and 2050 is equivalent to the impact of:



Carbon Dioxide Equivalent Emissions Avoided by Region

Millions metric tons CO_2e

North America 418
South America 65
Europe 642
Asia and Southeast Asia 543



Taking **354 million** passenger vehicles off the road

or

Conserving **3.8 billion** barrels of oil

or

Retiring **428** coal-fired power plants



Levelized Cost of Energy (LCOE) Projection

Levelized Cost of Energy from ORPC Power Systems

Historical LCOE ($/kWh)	
Power System	**LCOE**
RivGen® (2014)	2.87
RivGen® (2015)	2.21
RivGen® (2019)	0.65
TidGen® (2012)	15.45
TidGen® (2019)	0.64

Legend: —RivGen® —TidGen®4 —TidGen®8 —TidGen®OC

www.orpc.co

CONFIDENTIAL & PROPRIETARY



ORPC Competitive Advantages

Versus MRE Competitors

- Advanced design cross flow turbines
  - Foils structurally supported along length, reducing stresses
  - Rotate in same direction in reversing tidal currents
  - Single gearless driveshaft, only one moving part
- Low vertical profile suitable for shallower sites: bigger market
- Completely submerged—no interference with views or vessel traffic
- Optimized for lower current speeds—significantly increases market
- Easier to deploy and retrieve with locally available equipment

Versus Wind and Solar

- Water currents are predictable with much higher energy density
- No visibility or land use issues
- Solar not viable in far northern/southern latitudes
- Wind not viable due to harsh, frigid, icy weather
- Being submerged in extreme weather is a major advantage!

www.orpc.co



Formidable Leadership Position

Significant protection for ORPC's leadership position:

- First-to-market opportunity in North and South America

- Proven, patented technology developed over a 14-year period using proprietary, highly complex computer design tools

- Unique know-how and trade secrets from the design, build, installation and operation of 5 generations of technology in 11 projects with no observed negative effects to the environment

- Cited by federal and state agencies as the model for permitting and licensing of MRE projects

- Strong customer and partner relationships built from the ground up and based on common values and goals

- Business plan based on early customer cultivation, collaboration, inclusion, measured risk reduction and focus on commercialization



ORPC Business Model

- Focus now on high cost markets in islanded communities
- Drive costs down through optimized design, streamlined supply chain, and volume manufacturing
- Penetrate larger lower cost markets as LCOE comes down
- Use U.S. success to expand into Canada (via Québec), South America (via Chile) and Europe (via Ireland)



- Reach production scale and global relevance by dominating the islanded community market.
- Achieve high profitability from power systems sales, technical services and technology licensing fees
- Invest in select projects through in-kind or direct investment (not included in ORPC financial projections)



Accomplished Management Team



Chris Sauer
Chairman, CEO & Co-founder
- 40 years in energy business
- Senior management at Wheelabrator and PG&E National Energy Group
- Led $2 billion in energy deals



Abbey Manders
Vice President & CFO
- 10 years in energy business
- 15 years financial management experience



Cian Marnagh
Vice President, Engineering & Program Management
- 20+ years in systems engineering, operations & product development



John Ferland
President & COO
- 30+ years technology commercialization, port operations, stakeholder engagement



Jarlath McEntee, P.E.
Senior Vice President & CTO
- 25+ years in energy technology research amd development



Nathan Johnson
Vice President, Development
- 20 years in renewable energy, construction management and environmental affairs



Alexandre Paris
President & CEO, ORPC Canada
- 20+ years as entrepreneur and executive for private and public sector companies across Canada, U.S., Europe & Asia.
- Former Sr. Manager, Growth & Innovation, Hydro-Québec





ORPC Advisory Board

Highly experienced, well-respected leaders contributing technical, programmatic and strategic guidance to ORPC



Millard S. Firebaugh, Sc.D.
Retired Rear Admiral
- Chair of Advisory Board
- 35-year U.S. Navy career
- Chief Engineer, Electric Boat (General Dynamics)
- COO, Satcon Technology Corp. Technology



John "Dugan" Shipway
Retired Rear Admiral
- 35-year U.S. Navy career
- Former President, Bath Iron Works (General Dynamics)
- Special Assistant, Electric Boat (General Dynamics)



James L. Kirtley, Jr., Ph.D.
Professor of Electrical Engineering, MIT
- Satcon Technology Corp.
- General Electric
- Swiss Federal Institute of Technology



Denis Chartrand
Retired Hydro-Québec (HQ)
- Former Director, HQ Distribution Network Strategies
- Now with DistSmartNet, QUATRIC and Cima+, Montréal
- HQ rep to Canadian Electrical Assoc. and Electric Power Research Institute



RivGen® Power System

Power

- 40 kW onboard power rated at 2.25 m/s
- 80 kW maximum at 3.5 m/s
- Operational up to 3.5 m/s

Logistics

- Transportable in standard shipping containers
- Modular onsite assembly
- Towable, self-deploying system

Physical

- 5 m to 10 m water depths
- 15.8 m (l) x 3.5 m (h) x 14.4 m (w)
- 26,000 kg (dry weight)



TidGen®4 Power System



Power

- 125 kW onboard power rated at 2.25 m/s
- 350 kW maximum at 3.5 m/s
- Operational up to 3.5 m/s

Logistics

- Transportable in standard shipping containers
- Modular onsite assembly
- Deployment within one tidal cycle

Physical

- >15 m water depths
- 20 m (l) x 7.9 m (h) x 4.6 m (w)
- 57,000 kg (dry weight)

TidGen®8 Power System



Power

- 250 kW onboard power rated at 2.25 m/s
- 700 kW maximum at 3.5 m/s
- Operational up to 3.5 m/s

Logistics

- Transportable in standard shipping containers
- Modular onsite assembly
- Deployment within a single tidal cycle

Physical

- >18 m water depths
- 34.6 m (w) x 8.8 m (h) x 5.2 m (d)
- 160,000 kg (dry weight)

Future Products in Development

Autonomous TGU (ATGU)



Depicted:
Autonomous TGU used to refuel UUV

- Robotic TGU that can self-propel, self-deploy, self-retrieve, generate and store electricity, and perform heavy lifts
- Markets include underwater vehicle refueling, powering subsea monitors, underwater research, subsea O&M, offshore construction and defense

TidGen®OC Power System

- Adaptation of TidGen® technology for unidirectional, constantly flowing, offshore ocean currents
- Offshore ocean currents exist around the world, Florida Current is the world's most robust (fastest flowing)



Warm
Cold
Alaskan C.
N. Pacific C.
California C.
North Pacific Gyre
N. Equatorial C.
S. Equatorial C.
South Pacific Gyre
West Wind Drift
East Wind Drift
Labrador C.
E. Greenland C.
Norwegian C.
St. Johns
New York
Gulf Stream
N. Atlantic Drift
London
Berlin
North Atlantic Gyre
Canary C.
N. Equatorial C.
S. Equatorial C.
Peru C.
Brazil C.
Benguela C.
South Atlantic Gyre
Walvis Bay
Durban
Agulhas C.
Somali C.
N. Equatorial C.
S. Equatorial C.
Indian Ocean Gyre
W. Australian C.
Leeuwin C.
E. Australian C.
Oyashio C.
Kuroshio C.
West Wind Drift
East Wind Drift

Global Offshore Ocean Currents

www.orpc.co
CONFIDENTIAL & PROPRIETARY



ORPC Revenue Model

ORPC revenues from 3 primary sources:

- Sales of ORPC power systems
    - Systems to be sold at a substantial margin over production cost
    - ORPC projects margins will increase over time
- Sales of project development and ongoing technical services
    - Project development can include site assessment and design, permitting, project management, training, etc.
    - Technical services can include operations monitoring, predictive maintenance, maintenance management, etc.
- Technology licensing
    - Licensing of technology to third parties
    - Technology licensing within joint ventures



Investments in projects and revenues received through project investments are not included in projections.

www.orpc.co



Revenue Projections – First 7 Years



Projected revenue in year 20 (2039) exceeds $2 billion.



Projection of 7-Yr. Rev., Exp. & P-T Cash Flow

ORPC projects P-T cash flow of $1 billion within 20 years.



Meaningful Funding to Date

- ## $90MM raised to date
  - $49MM from private investors
  - $41MM from various government agencies in U.S., Canada and EU (70 percent success rate with grant applications)

- ## Private investment, primarily family offices
  - $37.8MM from a single family office (initially invested in 2009)
  - $4.0MM from J. Sebastian Scripps
  - $7.2MM from other family offices & Patient Capital Collaborative

- ## Government funding
  - $30.5MM from U.S. federal agencies ($30MM DOE, $0.5MM USDA)
  - $6.2MM from Maine (Maine Technology Institute & Coastal Enterprises)
  - $2.5MM from Alaska (primarily Alaska Energy Authority)
  - $1.6MM from EU Horizon 2020 & Sustainable Energy Authority of Ireland
  - $0.2MM from Canadian agencies

www.orpc.co

CONFIDENTIAL & PROPRIETARY



Investment Opportunity

Total Investment $25MM

- ### Near Term Round: $10MM
  - Target closing 2Q19
  - Funds the company through 1Q20
  - Matched by $4.7MM of government funding (mostly DOE)
  - Provides needed growth capital

- ### Final Round: $15MM (Estimate)
  - Target closing end of 1Q20
  - Will fund the company to positive cash flow by 2022
  - Exact amount of final capital raise to be determined in 4Q19
  - Expect substantially higher valuation



Uses of $10MM Funding

	Grants	Equity
Product Development & Optimization		
Product Development Payroll	$0.1	$1.6
Technology Optimization	$0.6	$0.2
TidGen® Systems Benchmarking	$2.8	$4.0
RivGen® Benchmarking	$1.0	$0.3
Autonomous TGU Product Testing	$0.1	$0.0
Bus. Dev., Marketing & Sales		
Marketing & Sales Payroll	$0.0	$1.2
Travel, Consultants & Site Assessment	$0.0	$0.8
Management, General & Administration		
MG&A Payroll	$0.0	$0.9
Overhead	$0.0	$1.0
Total	**$4.7**	**$10.0**



USES OF $10MM FUNDING

- ■ Product Development & Optimization
- ■ Business Development, Marketing & Sales
- ■ Management, General & Administrative

www.orpc.co



Milestones for $10MM Round

- Add needed ORPC personnel, most notably to build supply chain management and marketing/sales teams
- Build, install, operate, benchmark performance of 1st commercial product, RivGen® in Igiugig, Alaska
- Complete design, procure and assemble 2nd commercial product, TidGen®4 - ready for installation in Cobscook Bay, ME in April 2020
- Turn initial customer interest into sales commitments in Alaska, Canada and Chile
- Execute key strategic partnerships in Canada and Chile
- Position final $15MM investment round for success and higher Company valuation

www.orpc.co

CONFIDENTIAL & PROPRIETARY



Valuation History

- Total investment of $90MM in ORPC to date, $49MM equity invested by private investors

- Substantial risks and uncertainties have been retired through prior (higher risk) investment in successful demonstration projects.

- Significant recent transactions based on $32.8MM valuation:

  - Conversion of all private debt to equity in 2017

  - $1.8MM new investment in ORPC convertible preferred stock in 2017 ($32.75/preferred share), new significant investor

  - $3.7MM sale of common stock ($20/share) since 1Q18, 2 new investors

- Significant progress since last rounds: JDA's with Hydro-Québec, CIMA+ and Homer Electric Coop., completion of RivGen® design, $2.4MM new grant funding from DOE for Igiugig project

- Projected company value between $1.4 to $1.8 billion in 7 years (based on 8 to 10 times estimated 2025 EBITDA)



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